EXHIBIT 99.1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
Current assets
Cash	$716,724	$2,009,687
Restricted cash - current	1,500,000	1,567,500
Accounts receivables	444,282	582,335
Prepayment and other current assets	2,447,841	1,920,576
Total current assets	5,108,847	6,080,098
Non-current assets
Restricted cash – non-current	420,000	420,000
Property and equipment, net	62,777	109,017
Oil and gas property - subject to amortization, net	8,061,058	7,111,624
Oil and gas property - not subject to amortization, net	1,155,439	1,155,439
Right of use assets, net	948,607	1,097,168
Deferred charges	900,807	938,392
Other non-current assets	815,474	812,943
Total non-current assets	12,364,162	11,644,583
Total assets	$17,473,009	$17,724,681

Liabilities and Equity
Current liabilities
Accounts payables	$1,465,358	$753,823
Short-term operating lease liabilities	568,317	629,325
Accrued expenses	279,516	152,078
Taxes payable	80,202	60,698
Other current liabilities	283,295	17,941
Total current liabilities	2,676,688	1,613,865
Non-current liabilities
Asset retirement obligations	577,791	352,636
Warrant liabilities	626,788	482,219
Long-term operating lease liabilities	380,289	467,843
Provision for post-employment benefits	135,424	118,250
Total non-current liabilities	1,720,292	1,420,948
Total liabilities	$4,396,980	$3,034,813

Commitments and contingencies	-	-

Shareholders’ Equity
Preferred shares (par value $0.00267; 3,750,000 shares authorized, nil shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	-	-
Ordinary shares (par value $0.00267; 37,500,000 shares authorized, 10,349,266 and 10,142,694 shares issued and outstanding as of June 30, 2024 and December 31, 2023)	$27,597	$27,046
Additional paid-in capital	54,632,525	54,147,769
Accumulated deficit	(41,682,583)	(39,583,437)
Accumulated other comprehensive income	98,490	98,490
Total shareholders’ equity	13,076,029	14,689,868
Total liabilities and shareholders’ equity	$17,473,009	$17,724,681

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six months ended June 30,	Six months ended June 30,
	2024	2023

Revenue	$1,443,388	$1,841,255

Operating costs and expenses:
Lease operating expenses	1,405,429	1,627,160
Depreciation, depletion and amortization	305,090	597,465
General and administrative expenses	1,623,973	1,561,528
Total operating costs and expenses	3,334,492	3,786,153

Loss from operations	(1,891,104)	(1,944,898)

Other income (expense):
Change in fair value of warrants	(144,569)	273,472
Exchange (loss) gain	(63,983)	90,060
Other income (expenses), net	510	(39,798)
Total other income (expenses), net	(208,042)	323,734

Loss before income tax	(2,099,146)	(1,621,164)
Income tax provision	-	-
Net loss	$(2,099,146)	$(1,621,164)

Loss per ordinary share attributable to the Company
Basic and diluted	$(0.26)	$(0.16)
Weighted average number of ordinary shares outstanding
Basic and diluted	10,142,694	10,142,694

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(UNAUDITED)

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2024	-	$-	10,142,694	$27,046	$54,147,769	$(39,583,437)	$98,490	$14,689,868
Net loss	-	-	-	-	-	(2,099,146)	-	(2,099,146)
Share-based compensation	-	-	60,000	160	125,114	-	-	125,274
Issuance of shares in exchange for services	-	-	25,000	67	66,933	-	-	67,000
Issuance of ordinary shares by ATM offering	-	-	121,572	324	292,709	-	-	293,033
Balance as of June 30, 2024	-	$-	10,349,266	$27,597	$54,632,525	$(41,682,583)	$98,490	$13,076,029

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(UNAUDITED)

	Preferred Shares, $0.00267 Par Value		Ordinary Shares, $0.00267 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2023	-	$-	10,142,694	$27,046	$54,147,769	$(36,940,753)	$89,947	$17,324,009
Net loss	-	-	-	-	-	(1,621,164)	-	(1,621,164)
Balance as of June 30, 2023	-	$-	10,142,694	$27,046	$54,147,769	$(38,561,917)	$89,947	$15,702,845

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2024	2023

Cash flows from operating activities
Net loss	$(2,099,146)	$(1,621,164)
Adjustments to reconcile net loss to net cash used in operating activities
Change in fair value of warrant liability	144,569	(273,472)
Depreciation, depletion and amortization	305,090	597,465
Amortization on Right of Use Asset	148,561	179,661
Amortization of deferred charges	37,585	37,448
Amortization of Issuance Discount on Convertible note	-	43,655
Issuance of ordinary shares for service fee settlement	161,698	-
Provision for post-employment benefit	17,174	43,439
Asset retirement obligations	-	-
Changes in operating assets and liabilities
Accounts receivable, net	138,053	(73,907)
Prepayment and other current assets	(527,265)	(283,726)
Other assets - Non-Current	(2,531)	194,510
Payment of operating lease liability	(148,562)	(179,661)
Accounts payable	711,537	47,504
Other current liabilities	265,354	-
Accrued expenses	127,438	64,884
Taxes payable	19,504	(108,211)
Net cash used in operating activities	(700,941)	(1,331,575)
Cash flows from investing activities
Cash paid for oil and gas property development costs	(983,131)	(135,152)
Purchase of property and equipment	-	-
Net cash used in investing activities	(983,131)	(135,152)
Cash flows from financing activities
Issuance of ordinary shares by ATM offering, net of issuance cost	323,609	-
Net cash generated from financing activities	323,609	-

Net change in cash and cash equivalents, and restricted cash	(1,360,463)	(1,466,727)

Cash and cash equivalents, and restricted cash at beginning of period	3,997,187	7,395,565
Cash and cash equivalents, and restricted cash at end of period	$2,636,724	$5,928,838

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-

Non-cash transactions
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$-	$169,094

Reconciliation of cash and restricted cash to the consolidated balance sheets

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Cash	$716,724	$2,009,687
Restricted cash – current	1,500,000	1,567,500
Restricted cash - non-current	420,000	420,000
Total Cash and Restricted cash	$2,636,724	$3,997,187

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company,” “IEC,” “we,” “us,” our” and similar terminology), through its subsidiaries in Hong Kong and Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through its subsidiaries in Indonesia: one producing block (the “Kruh Block”) and one exploration block (the “Citarum Block”). The Company also identified a potential third exploration block known as the “Rangkas Area”. In June 2024, new 3D seismic exploratory operations at the Company’s 63,000 acre Kruh Block commenced. Importantly, the Company anticipates that the results of this seismic work will allow it to drill one new production well at Kruh Block in 2025, with the remaining 13 wells to be drilled between 2025 and 2028, subject to the availability of funding necessary to conduct such activity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. Accordingly, they may not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim financial information should be read in conjunction with the consolidated financial statements and footnotes in the Company’s financial statements for the fiscal year ended December 31, 2023 included in the Company’s Form 20-F filed with the SEC on April 26, 2024.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s condensed consolidated balance sheet as of June 30, 2024, condensed consolidated statements of operations, changes in equity and cash flows for the six months ended June 30, 2024 and 2023, as applicable, have been made. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the operating results that may be expected for the fiscal year ending December 31, 2024 or any future periods.

The unaudited condensed consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Recently issued accounting standards

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies (“EGCs”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company will cease its status as an emerging growth company as of January 1, 2025.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is still evaluating the effect of the adoption of this guidance.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is still evaluating the effect of the adoption of this guidance.

On March 6, 2024, the SEC approved a rule that will require registrants to provide certain climate-related information in their registration statements and annual reports, beginning with annual reports for the year ending December 31, 2025, for calendar-year-end large accelerated filers. The rule requires information about a registrant’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks also includes disclosure of a registrant’s greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. The Company is evaluating the potential impact of this rule on the consolidated financial statements and related disclosures, although implementation of the rule has been stayed due to legal challenges, and as a non-accelerated filer and an EGC, the Company believes this rule is currently inapplicable to the Company.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s condensed consolidated financial statements upon adoption.

F-5

Warrant Liabilities

The Company accounts for the warrants issued in connection with its January 2022 convertible note financing (see Note 7) in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies such warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations. Such warrants are valued using the Black-Scholes option-pricing model as no observable traded price was available for such warrants. See Note 7 for further information.

Fair Value of Financial Instruments

The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payables, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short-term nature of these instruments.

Net Loss per Ordinary Share

Basic net loss per share is determined by dividing net loss by the weighted average number of the Company’s ordinary shares, par value $0.00267 per share (the “Ordinary Shares”), outstanding during the period, without consideration of potentially dilutive securities, except for those Ordinary Shares that are issuable for little or no cash consideration. Diluted net loss per share is determined by dividing net loss by diluted weighted average Ordinary Shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potentially dilutive Ordinary Shares, such as stock options and warrants calculated using the “treasury stock” and/or “if converted” methods, as applicable. In periods with reported net operating losses, all potential dilutive securities are generally deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal.

F-6

For six months ended June 30, 2024 and 2023, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	June 30,	June 30,
	2024	2023
Warrants issued to L1 Capital (see NOTE 6)	442,240	442,240
Convertible note issued to L1 Capital (see NOTE 6) (i)	-	16,667
Share options granted to the executive management	-	200,000
Total	442,240	658,907

(i)	Convertible note is assumed to be converted at the exercise price of $6.00 per share (subject to adjustment) as disclosed in Note 6.

NOTE 3 – PREPAYMENT AND OTHER ASSETS

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
Prepaid VAT taxes	$1,483,892	$1,442,517
Prepaid expenses	742,456	21,983
Other receivables	82,227	307,700
Consumables and spare parts	139,266	148,376
Prepayment and other current assets	$2,447,841	$1,920,576

Other receivable from well equipment	$609,602	$609,604
Deposit and others	132,542	134,836
Durable spare parts	127,128	128,107
Advanced to venders	5,806	-
Other assets - non current	875,078	872,547
Less: allowance on doubtful receivables	(59,604)	(59,604)
Other non-current assets, net	$815,474	$812,943

During the year ended December 31, 2023, the Company sold certain rig equipment to a third party, PT Andam Resorsis Nusantara. As of the date of this Form 6-K Report, there is an outstanding balance of $550,000, which is expected to be received by the Company by December 2025. Considering the potential risk of default, the Company recorded $59,604 allowance for the doubtful account as of December 31, 2023. No allowance was provided or reversed for the doubtful account for the six months ended June 30, 2024.

F-7

NOTE 4 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Oil and gas property - subject to amortization	$29,243,303	$28,035,019
Accumulated depletion	(9,323,062)	(9,064,212)
Accumulated impairment	(11,859,183)	(11,859,183)
Oil and gas property - subject to amortization, net	$8,061,058	$7,111,624

Oil and gas property - not subject to amortization	$1,155,439	$1,155,439
Accumulated impairment	-	-
Oil and gas property - not subject to amortization, net	$1,155,439	$1,155,439

The following shows the movement of the oil and gas property - subject to amortization balance.

Oil & Gas Property – Kruh
December 31, 2023	$7,111,624
Additional capitalization	1,208,284
Depletion	(258,850)
June 30, 2024 (Unaudited)	$8,061,058

For the six months ended June 30, 2024, the Company incurred aggregated development costs and abandonment and site restoration provisions, which were capitalized of $1,208,284, mainly for development administration costs and for the purpose of the geological and geophysical studies, seismic studies and re-calculation of abandonment and site restoration (ASR).

Depletion recorded for production on properties subject to amortization for the six months ended June 30, 2024 and 2023, were $258,850 and $551,225 respectively.

Furthermore, for the six months ended June 30, 2024, the Company did not record any impairment to the oil and gas property according to the ceiling tests conducted, which showed that the present value of estimated future net revenues generated by the oil and gas property exceeded the carrying balances.

F-8

NOTE 5 – PROPERTY AND EQUIPMENT, NET

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Drilling and production tools	$1,499,535	$1,499,535
Leasehold improvement	323,675	323,675
Production facilities	93,049	93,049
Computer and software	5,605	5,605
Housing and welfare	4,312	4,312
Furniture and office equipment	4,013	4,013
Equipment	1,650	1,650
Total	1,931,839	1,931,839

Less: accumulated depreciation	(1,869,062)	(1,822,822)
Property and equipment, net	$62,777	$109,017

Depreciation charged to expense amounted to $46,240 and $46,239 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 6 – WORKING CAPITAL LOAN

On May 10, 2024, the Company borrowed a six-month loan in the amount of $248,447 with maturity date of November 9, 2024 from a third-party, PT Nusantara Group Komoditas, for working capital purpose. The loan bears interest rate at twelve percent (12%) per annum, calculated on the principal loan amount from the loan date until the maturity date. The loan is recorded under Other Current Liabilities. As of June 30, 2024 and December 31, 2023, there were $283,295 and nil of such loan classified under other current liabilities, respectively.

NOTE 7 – FINANCIAL LIABILITY

	June 30, 2024	December 31, 2023

Warrant liabilities, net of debt issuance costs	$626,788	$482,219

On January 21, 2022 (the “Initial Closing Date”), the Company closed an initial $5,000,000 tranche (the “First Tranche”) of a total then anticipated $7,000,000 private placement with L1 Capital Global Opportunities Master Fund (“L1 Capital”) pursuant to the terms of a Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital (the “Purchase Agreement”). In connection with the closing of the First Tranche, the Company issued to the L1 Capital (i) a 6% Original Issuance Discount Senior Convertible Note in a principal amount of up to $7,000,000 (the “Note”) and (ii) a five-year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 ordinary shares at an exercise price of $6.00 per share, subject to adjustment. As of the date of the original Purchase Agreement, a second tranche (the “Second Tranche”) of funding under the Note in the amount of $2,000,000 (the “Second Tranche Amount”) was contemplated. The Note was subject to a deduction of a 6.0% original issuance discount. Except as upon an Event of Default (as defined in the Note), the Note did not bear interest.

Beginning 120 days after the Initial Closing Date, the Company was required to commence monthly installment payments of the Note through maturity (or 14 payments) (“Monthly Payments”), which Monthly Payments could be made, at the Company’s election, in cash or ordinary shares (or a combination of cash and ordinary shares), with such ordinary shares being issued at a valuation equal to the lesser of: (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the ordinary shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date, with a floor price of $1.20 per share. In addition, at any time following the date of effectiveness of a Registration Statement covering the applicable ordinary shares underlying the Note (such Registration Statement was declared effective on June 1, 2022), the Note is convertible (in whole or in part), at the option of L1 Capital, into such number of fully paid and non-assessable ordinary shares determined by dividing (x) that portion of the outstanding principal amount of the Note that L1 Capital elects to convert by (y) $6.00 per share, which price was subject to adjustment as provided in the Note. Upon the occurrence of any Event of Default that has not been remedied, the Company would be obligated to pay to L1 Capital an amount equal to one hundred twenty percent (120%) of the outstanding principal amount of the Amended Note on the date on which the first Event of Default has occurred.

F-9

On March 4, 2022, the Company and L1 Capital entered into a First Amendment to the Purchase Agreement and an Amended and Restated Senior Convertible Promissory Note (the “Amended Note”) pursuant to which, among other items, Second Tranche Amount was increased from $2,000,000 to $5,000,000. Upon the funding of the Second Tranche Amount, L1 Capital was entitled to receive an additional five-year Ordinary Share Purchase Warrant (the “Second Warrant”) to purchase up to 383,620 ordinary shares at $6.00 per share (subject to adjustment).

On May 16, 2022, the Company and L1 Capital entered into a Second Amended and Restated Senior Convertible Promissory Note which amends and restates the Amended Note in its entirety (the “Second Amended Note” and collectively with the Note and the Amended Note, the “Notes”). Among other matters, the Second Amended Note provided for an accelerated funding of the Second Tranche Amount, which was funded to the Company on May 23, 2022, at which time the Second Warrant was issued to L1 Capital.

Accounting for convertible notes

Adoption of ASU 2020-06

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The update removes separation models for (i) convertible debt with a cash conversion feature and (ii) convertible instruments with a beneficial conversion feature. Under ASU 2020-06, these features will be combined with the host contract. ASU 2020-06 does not impact the accounting treatment for conversion features that are accounted for as a derivative under Topic 815. The update also requires the application of the if-converted method to be used for convertible instruments and the effect of potential share settlement be included in the diluted earnings per share calculation when an instrument may be settled in cash or shares. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The amendment is to be adopted through either a fully retrospective or modified retrospective method of transition, only at the beginning of an entity’s fiscal year. Early adoption is permitted. The Company has elected to adopt the standard as of January 1, 2022.

The Company evaluated the terms of its Notes with L1 Capital and concluded that the instrument does not require separation and that there were no other derivatives that required separation. The Company evaluated the embedded features of the Notes in accordance with ASC 815-15-25 and determined that the most significant feature is the equity-like conversion option, which is not clearly and closely related to the debt host instrument. The Company further determined it would not meet the definition of a derivative, and therefore not required to be bifurcated and separately measured at fair value. As a result, there is no equity component, and the Company recorded the Notes as a single liability within long-term debt on the accompanying condensed consolidated balance sheet.

The Initial Warrant and the Second Warrant (collectively, the “Warrants”) were issued in connection with the Notes, and exercise of such Warrants are not contingent upon conversion of the Notes; therefore, proceeds were allocated first to the Warrants based on their fair value and the residual were allocated to the Notes.

The Company incurred debt issuance costs associated with the Notes in the amount of $811,000, which are allocated to the Warrants based on assessed fair value of Warrants and residual proceeds allocated to Notes, compared to total proceeds received. Debt issuance costs associated with derivative warrant liabilities are expensed as incurred, presented as other expenses in the consolidated statements of operations. Offering costs associated with the Notes were charged as a direct deduction from the principal amount of the Notes. Debt issuance and offering costs are recorded as debt discount, which is amortized as interest expense over the term of the convertible debt instrument using the effective interest method.

With regards to the Second Tranche, due to the relatively high closing price of the ordinary shares on May 23, 2022 (the date of issuance of the Second Warrant), the fair value of Second Warrant of $4,833,325 exceeds the net proceeds received (see below for details on accounting for warrants). $133,325 of insurance loss was recognized and no residual proceeds were allocated to Notes. For the fiscal year ended December 31, 2022, the total proceeds from both tranches of the Notes have supported oil well drilling of the K-27 and K-28 wells and working capital general corporate purposes.

F-10

During the year ended December 31, 2022, $9,900,000 of the total $10,000,000 principal amount of the Notes has been converted into ordinary shares at $6.00 per share at L1 Capital’s election. On July 21, 2023, the Company repaid the remaining $100,000 principal amount of the Notes to L1 Capital in cash. As of June 30, 2024 and December 31, 2023, the carrying value balance of the convertible note was $0.

Convertible note	First Tranche	Second Tranche	Total
Initial recognition	$3,438,933	$-	$3,438,933
Amortization of insurance cost	358,155	288,095	$646,250
Conversion to ordinary shares	(3,797,088)	(235,952)	(4,033,040)
Balance as of December 31, 2022	$-	$52,143	$52,143
Amortization of insurance cost	-	47,857	47,857
Repayment	-	(100,000)	(100,000)
Balance as of December 31, 2023	$-	$-	$-

Accounting for warrants

The Warrants were issued in conjunction with the convertible note by a separate contract, and legally detachable and separately transferrable. The Warrants were exercisable via “cashless” exercise if there is not an effective registration statement covering resale of the ordinary share under the Warrants. The exercise price per ordinary share under the Warrants was $6.00 and subject to certain adjustments which do not meet the criteria for equity treatment in accordance with the guidance contained in ASC 815-40-15-7E. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations.

The Company recognized $915,644 for warrant liabilities upon issuance of the Initial Warrant on January 24, 2022. The Company recognized $4,833,325 for warrant liabilities upon issuance of the Second Warrant on May 23, 2022.

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of the Warrants at each reporting period since the Warrants are not actively traded. The estimated fair value of the Warrant liabilities is determined using Level 3 inputs in accordance with ASC 820, “Fair Value Measurement”. Inherent in the Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility of its own stock price during the period that matches the expected remaining life of the Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following reflects the inputs and assumptions used:

	January 24, 2022	May 23, 2022	December 31, 2022	December 31, 2023	June 30, 2024
Exercise price	$6.00	$6.00	$6.00	$6.00	$6.00
Share price	$3.64	$14.94	$4.66	$2.71	$2.75
Expected term from grant date (in years)	5.00	5.00	4.10 for Initial Warrant and 4.50 for Second Warrant	3.10 for Initial Warrant and 3.40 for Second Warrant	2.60 for Initial Warrant and 2.90 for Second Warrant
Expected volatility	96.32%	95.90%	96.03%	82.40%	107.43%
Risk-free interest rate	1.53%	2.88%	3.99%	4.01%	4.52%
Dividend yield (per share)	-	-	-	-	-

During the year ended December 31, 2022, L1 Capital has exercised 325,000 of the Initial Warrant at $6.00 per share while the Company has received $1,950,000 proceeds from exercise of these warrants. During six months ended June 30, 2024, no warrant was exercised. As of June 30, 2024 and December 31, 2023, there were 442,240 warrants issued and outstanding.

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The movement of warrant liabilities is summarized as follows:

Balance as of January 1, 2022	$-
Issuance of Initial Warrant as of January 24, 2022	915,644
Issuance of Second Warrant as of May 23, 2022	4,833,325

50,000 warrant shares exercised on June 16, 2022	(119,343)
185,000 warrant shares exercised on August 18, 2022	(915,799)
90,000 warrant shares exercised on August 29, 2022	(445,524)

Change in fair value of warrant liabilities	(2,878,660)
Balance as of December 31, 2022	$1,389,643
Change in fair value of warrant liabilities for the year	(907,425)
Balance as of December 31, 2023	$482,219
Change in fair value of warrant liabilities	144,569
Balance as of June 30, 2024	$626,788

NOTE 8 – OPERATING LEASES

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). All contracts are evaluated to determine whether or not they represent a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has operating leases primarily consisting of facilities with remaining lease terms of one year to three years. The lease term represents the period up to the early termination date unless it is reasonably certain that the Company will not exercise the early termination option.

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company does not hold any finance leases as of June 30, 2024 and December 31, 2023.

The Company also has certain short-term leases related to equipment and tools. A short-term lease is a lease with a term of 12 months or less and does not include the option to purchase the underlying asset that the Company would expect to exercise. The Company has elected to adopt the short-term lease exemption in ASC 842 and as such has not recognized a “right of use” asset or lease liability for these short-term leases.

The Company’s lease agreements generally do not provide an implicit borrowing rate, therefore the incremental borrowing rate (“IBR”) on a collateralized basis for a similar term as the underlying lease was used at lease commencement date for purposes of determining the present value of lease payments. As of June 30, 2024, there was no update to an incremental borrowing rate at 10%, which was a 3-year tenure secured borrowing rate as quoted by a local bank.

The components of lease expense were as follows for each of the periods presented:

	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited )
Operating lease expense	$442,648	202,680
Short-term lease expense	17,988	553,107
Total operating lease costs	460,636	755,787
Other information
Operating cash flows used in operating leases	136,016	179,661
Weighted average remaining lease term (in years)	1.87	1.30
Weighted average discount rate	10%	10%

Future lease payments included in the measurement of operating lease liabilities as of June 30, 2024 is as follows:

June 30, 2024
2024	$322,326
2025	489,435
2026	210,739
2027	13,648
1,036,148
Less: discount on operating lease liabilities	(87,542)
Present value of operating lease liabilities	948,606
Less: Current portion of operating lease liabilities	(568,317)
Non-current portion of operating lease liabilities	380,289

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NOTE 9 – TAXES

The current and deferred components of the income tax provision which are substantially attributable to the Company’s subsidiaries in Indonesia. Due to the unrecovered expenditures on the Company’s Kruh Block operations, there was no provision for income taxes for the six months ended June 30, 2024 and 2023, respectively.

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an interim income tax provision in accordance with guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. The Company’s effective tax rates for the six months ended June 30, 2024 and 2023 were 0% and 0%, respectively.

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 10 – SHARE BASED COMPENSATION EXPENSES

On January 30, 2024, the Company issued 60,000 of the Company’s restricted ordinary shares to Frank Ingriselli, the Company’s President, pursuant to his employment agreement with the Company, with 30,000 shares vesting on July 1, 2024 and 30,000 shares vesting on January 1, 2025. Such ordinary shares were valued at $2.70 per share, which was based on the closing price of the shares traded on the NYSE American exchange on January 30, 2024.

NOTE 11 – EQUITY

As of June 30, 2024 and December 31, 2023, there were 10,349,266 and 10,142,694 of ordinary shares, $0.00267 par value per share, issued and outstanding.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company has no significant pending litigation as of June 30, 2024.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

Currently, Kruh Block is operated under a KSO until May 2030, which was extended to 2035 in August 2023. The Company has material commitments related to its development and exploration activities in the Kruh Block and material commitments in regard to the exploration activity in the Citarum Block under a Production Sharing Contract with the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (known as SKK Migas) (the “PSC”). The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2024 for all the planned expenditures to be carried out in Kruh Block and Citarum Block (this table takes into account the Company’s updated seismic and drilling plans for Kruh Block):

F-13

		Future commitments (Unaudited)
	Nature of commitments	Remaining of 2024	2025	2026 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$950,000
2D seismic	(a)	-	-	6,050,000
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments - Citarum PSC		$-	$150,000	$39,100,000
Kruh Block KSO				-
Lease commitments	(d)	$774,297	$2,021,236	$72,649,378
Production facility		-	-	1,300,000
G&G studies	(a)	100,000	100,000	350,000
2D seismic	(a)	-	-	1,250,000
3D seismic	(a)	1,177,633	-	-
Drilling	(a)(c)	-	1,500,000	19,500,000
Workover		-	-	-
Certification		-	-	250,000
Abandonment and Site Restoration	(a)	26,263	52,526	525,264
Total commitments - Kruh KSO		$2,078,193	$3,672,762	$95,824,642
Total Commitments		$2,078,193	$3,823,762	$134,924,642

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Right of use assets and lease liabilities for the Company’s operating leases are recorded in the condensed consolidated balance sheet except for the short-term lease exemption. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related to the equipment and machinery used in oil production. All of the Company’s operating lease agreements with third parties can be cancelled or terminated at any time by the Company.

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NOTE 13 – LIQUIDITY AND GOING CONCERN

The Company reported a net loss of $2,099,146 and net cash used in operating activities of $700,941 for the six months ended June 30, 2024. In addition, the Company had an accumulated deficit of $41,682,583 and working capital of $2,432,159 as of June 30, 2024. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses and achieve profitability for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has financed the operations primarily through cash flow from operations, loans from banks, and proceeds from equity instrument financing, where necessary. On July 22, 2022, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), acting as its sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. The ATM Agreement was amended on March 22, 2024 (“ATM Amendment No.1”), pursuant to which the Company may sell ordinary shares with an aggregate gross offering price of up to $9,600,000. The Company received net proceeds of $323,934 through issuance of ordinary shares by such ATM offering as of June 30, 2024. See Note 14 for information on additional funds raised via the ATM Agreement.

As of October 24, 2024, the Company had approximately $5.61 million of cash which is placed with financial institutions and is unrestricted as to withdrawal or use. Management’s plan for mitigating the conditions of substantial doubt about the Company’s ability to continue as a going concern includes a combination of improving operational efficiency, cost reductions, debt and equity. In June 2024, new 3D seismic exploratory operations at the Company’s 63,000 acre Kruh Block commenced. Importantly, the Company anticipates that the results of this seismic work will allow it to drill one new production well at Kruh Block in early 2025, with the remaining 13 wells to be drilled between 2025 and 2028, subject to the availability of funding necessary to conduct such activity. The Company currently does not have any outstanding short-term or long-term bank borrowings balance. Management expects that it will be able to obtain new bank loans based on past experience and the Company’s good credit history. The Company intends to meet its cash requirements for the 12 months following the date of the issuance of the condensed consolidated financial statements through operations and the foregoing potential funding opportunities.

The Company believes that the Company’s current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the Company’s unaudited condensed consolidated financial statements. The Company has prepared the condensed consolidated financial statements on a going concern basis. If the Company encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will be able to raise additional capital if needed.

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated all events that occurred up to October 24, 2024 and determined that no events that would have required adjustment or disclosure in the condensed consolidated financial statements except the following.

On August 22, 2024, 60,000 restricted ordinary shares that were issued to Frank Ingriselli, the Company’s President, as compensation became unrestricted.

As of the date of these interim condensed financial statements, a total of 2,981,253 ordinary shares have been issued through ATM and the Company has received aggregate net proceeds of $7,794,843 from January to September 2024   through issuance of ordinary shares through the ATM offering. A significant majority of these ordinary shares were issued subsequent to June 30, 2024. As such, as of October 24, 2024, the Company has approximately $5.61 million in cash and cash equivalents.

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